SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   281649103                              Page 2  of 7    Pages
--------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:           Investor Communications
                                             International, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     DEBT
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Washington
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                            7      SOLE VOTING POWER
                                   15,230,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    15,230,000 Shares of Common Stock
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                        0
 ------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,230,000 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.61%
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14      TYPE OF REPORTING PERSON                   CO
------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Investor Communications International, Inc. ("ICI"), its sole shareholder, Nessa Financial Corp. ("Nessa") and its president, secretary/treasurer and sole director, Marcus M. Johnson ("Johnson") as the reporting persons hereunder, relative to the acquisition by ICI of certain shares of common stock issued by Eduverse.Com. Neither ICI, Johnson nor Nessa have made any previous filings on
Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Investor Communications International, Inc., a corporation organized under the laws of the State of Washington, its sole shareholder, Nessa Financial Corp., and its sole director, president, secretary/treasurer, Marcus M. Johnson. The principal business and principal office of ICI is 435 Martin Street, Suite 2000, Blaine, Washington 98230, the address for Nessa is 60 Market Square, P.O. Box 364, Belize City, Belize, and the address for Johnson is 4507 Lakeway Drive, Bellingham, Washington 98226.

     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of ICI, its sole shareholder, and the person controlling ICI (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

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        Name           Position with ICI              Business Address
--------------------------------------------------------------------------

Marcus M. Johnson      Director/President,            4507 Lakeway Drive
                       Secretary/Treasurer            Bellingham, WA 98226

Nessa Financial        Sole Shareholder               60 Market Square
Corp.                                                 P.O. Box 364
                                                      Belize City, Belize
--------------------------------------------------------------------------

     Nessa Financial Corp. is the sole shareholder and, through Marcus M. Johnson, is the controlling person of ICI. Johnson has the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a settlement agreement between Eduverse and ICI dated March 14, 2001 (the "Settlement Agreement"), 15,230,000 shares of restricted common stock of Eduverse were issued to ICI. The consideration exchanged for the securities of Eduverse was the release and satisfaction by ICI of a debt owed by Eduverse in the principal amount with accrued interest of $456,896.55. A copy of the Settlement Agreement between Eduverse and ICI is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by Eduverse to ICI as follows:

     (i) Eduverse had incurred debt inclusive of accrued interest in the aggregate amount of $456,896.55 with ICI for either past financial, administrative and managerial services performed by ICI pursuant to contractual relations and/or prior advances made by ICI to Eduverse.

     (ii) Eduverse entered into the Settlement Agreement with ICI whereby ICI agreed to settle the debt owed to it by Eduverse and accept the issuance of restricted common shares of Eduverse at the rate of $0.03 per share as settlement for all interest and principle due and outstanding to ICI as of the date of the Settlement Agreement.

     (iii) Eduverse desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that Eduverse could proceed with other financings, and is not in a financial position to be able to pay cash to ICI for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, ICI has plans as follows:

     (a) As set forth in Item 3 of this Schedule, ICI has acquired 15,230,000 shares of restricted common stock of Eduverse. As set forth in Item 2 of this Schedule, Nessa Financial Corp. is the sole shareholder of ICI and Marcus M. Johnson is the sole director, president, secretary/treasurer of ICI. ICI and Johnson may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Johnson plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Neither ICI, Nessa nor Johnson have any present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither ICI, Nessa nor Johnson have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither ICI, Nessa nor Johnson have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither ICI, Nessa nor Johnson have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on March 14,2001, ICI beneficially owned 15,230,000 shares (or approximately 40.61% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Investor Communications
               International, Inc.            15,230,000

              Total                           15,230,000

     (b) No Instruction C Person owns any other common or preferred shares of Eduverse. Johnson has the sole power to vote or to direct the voting of the 15,230,000 common shares of Eduverse held by ICI.

     (c) As of March 14, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by ICI, Nessa or Johnson, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than ICI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated March 14, 2001 between Eduverse.Com and Investor Communications International, Inc.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Investor Communications
                                         International, Inc.

Date: March 16, 2001                  By: /s/ Marcus Johnson
--------------------                  ----------------------
                                         Marcus Johnson, President


                                      Nessa Financial Corp.


Date: March 16, 2001                  By:
--------------------                  ----------------------
                                         President